

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

David Rosa
President and Chief Executive Officer
NEUROONE MEDICAL TECHNOLOGIES Corp
7599 Anagram Dr.
Eden Prairie, MN 55344

> **Re: NEUROONE MEDICAL TECHNOLOGIES Corp**
> **Registration Statement on Form S-3**
> **Filed June 4, 2021**
> **File No. 333-256830**

Dear Mr. Rosa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 or Fredrick Philantrope at 202-551-6875 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Emily Johns, Esq.